SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

ELBIT SYSTEMS LTD.
(Name of Issuer)

Ordinary Shares, nominal value NIS 1.00 per share
(Title of Class of Securities)

M3760D101
(CUSIP Number)

December 31, 2013
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Clal Insurance Enterprises Holdings Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,005,581.48 Ordinary Shares *
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,005,581.48 Ordinary Shares *
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,005,581.48 Ordinary Shares *
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: CO

*See Item 4.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding 1,408,921 Ordinary Shares held by Elbit Systems Ltd. as treasury shares (the "Treasury Shares") (as reported in the Issuer’s Form 6-K filed with the Securities and Exchange Commission (the "SEC") on November 27, 2013).

Page 2 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Development Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,006,484.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,006,484.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,484.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: CO

*See Item 4.  The 2,006,484.48 Ordinary Shares include 903 Ordinary Shares held directly by Property and Building Corporation Ltd. ("PBC"), an Israeli public corporation and a majority owned subsidiary of Discount Investment Corporation Ltd., an Israeli public corporation and a majority owned subsidiary of IDB Development (the "PBC Shares").  The 2,006,484.48 Ordinary Shares exclude 15,293 Ordinary Shares, all of which are held for members of the public through, among others, portfolio management and/or mutual funds, which are managed by Epsilon Investment House Ltd. and/or Epsilon Mutual Funds Management (1991) Ltd, each an indirect subsidiary of IDB Development (the "Epsilon Shares").

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 3 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). IDB Holding Corporation Ltd.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,006,484.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,006,484.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,484.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: CO

*See Item 4.  Includes the PBC Shares and excludes the Epsilon Shares.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 4 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Nochi Dankner
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,006,484.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,006,484.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,484.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: IN

*See Item 4.  Includes the PBC Shares and excludes the Epsilon Shares.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 5 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Shelly Bergman
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,006,484.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,006,484.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,484.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: IN

*See Item 4.  Includes the PBC Shares and excludes the Epsilon Shares.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 6 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Ruth Manor
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,007,081.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,007,081.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,007,081.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: IN

*See Item 4.  Includes the PBC Shares and excludes the Epsilon Shares.  The 2,007,081.48 Ordinary Shares also include 400 Ordinary Shares held by David Lubinski Ltd. ("Lubinski") and 197 Ordinary Shares held by Euroman Automative Ltd. ("Euroman") (the "Lubinski and Euroman Shares").  Lubinski and Euroman are both companies that are controlled by Ruth Manor.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 7 of 12 pages

CUSIP NO. M3760D101

1.	Name of Reporting Persons/ I.R.S. Identification Nos. of above persons (entities only). Avraham Livnat
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use only
4.	Place of Organization Israel
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,006,484.48 Ordinary Shares*
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,006,484.48 Ordinary Shares*
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,006,484.48 Ordinary Shares*
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares ☒*
11.	Percent of Class Represented by Amount in Row (9) 4.7%**
12.	Type of Reporting Person: IN

*See Item 4.  Includes the PBC Shares and excludes the Epsilon Shares.

** Based on 42,429,435 Ordinary Shares outstanding as of November 20, 2013, excluding the Treasury Shares (as reported in the Issuer’s Form 6-K filed with the SEC on November 27, 2013).

Page 8 of 12 pages

Item 1.

(a)	Name of Issuer: ELBIT SYSTEMS LTD. (the "Issuer").

(b)	Address of Issuer’s Principal Executive Offices: Advanced Technology Center, P.O.B. 539, Haifa 31053, Israel

Item 2.

(a)	Name of Person Filing:

This Statement is filed by:

(1) Clal Insurance Enterprises Holdings Ltd.
(2) IDB Development Corporation Ltd.
(3) IDB Holding Corporation Ltd.
(4) Mr. Nochi Dankner
(5) Mrs. Shelly Bergman
(6) Mrs. Ruth Manor and
(7) Mr. Avraham Livnat

The foregoing entities and individuals are collectively referred to as the "Reporting Persons" in this Statement.

(1)           Clal Insurance Enterprises Holdings Ltd., an Israeli public corporation ("Clal") may be deemed to beneficially own the Ordinary Shares reported in this Statement (the "Issuer Shares").  See Item 4.

(2)           Clal is a majority owned subsidiary of IDB Development Corporation Ltd., an Israeli private corporation ("IDB Development"). By reason of IDB Development’s control of Clal, IDB Development may be deemed to be the beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. See Item 4.

(3)           IDB Development is a wholly owned subsidiary of IDB Holding Corporation Ltd., an Israeli public corporation ("IDB Holding"). By reason of IDB Holding’s control (through IDB Development) of Clal, IDB Holding may be deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. However, see Item 4.

(4)           As of December 31, 2013, Mr. Nochi Dankner, Mrs. Shelly Bergman, Mrs. Ruth Manor and Mr. Avraham Livnat may have, by reason of their interests in, and relationships among them with respect to, IDB Holding, been deemed to control the corporations referred to in paragraphs (1) - (3) above.By reason of such control of IDB Holding by Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and the relations among them, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat may have been each deemed beneficial owner of, and to share the power to vote and dispose of, the Issuer Shares owned beneficially by Clal. However, see Item 4.

(b)	Address of Principal Business Offices or, if none, Residence:

Clal Insurance Enterprises Holdings Ltd.  – 48 Menachem Begin Street, Tel-Aviv 66180, Israel

IDB Development Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel

IDB Holding Corporation Ltd.  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mr. Nochi Dankner  -  The Triangular Tower, 44th floor, 3 Azrieli Center, Tel Aviv 67023, Israel.

Mrs. Shelly Bergman  -  9 Hamishmar Ha'Ezrachi Street, Afeka, Tel Aviv 69697, Israel.

Mrs. Ruth Manor  -  26 Hagderot Street, Savyon 56526, Israel.

Mr. Avraham Livnat  -  Taavura Junction, Ramle 72102, Israel.

Page 9 of 12 pages

(c)	Citizenship:

Citizenship or place of organization of all Reporting Persons, as the case may be, is Israel.

(d)	Title of Class of Securities:

Ordinary Shares, nominal value NIS 1.00 per share (the "Ordinary Shares").

(e)	CUSIP Number: M3760D101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership

        Of the 2,005,581.48 Ordinary Shares reported in this Statement as beneficially owned by Clal (i) 1,900,048.48 are held for members of the public through, among others, provident funds and/or mutual funds and/or pension funds and/or index-linked securities and/or insurance policies, which are managed by subsidiaries of Clal, which subsidiaries operate under independent management and make independent voting and investment decisions and (ii)  105,533 Ordinary Shares are beneficially held for its own account. Consequently, this Statement shall not be construed as an admission by (i) Clal, that it is the beneficial owner of more than  105,533 Ordinary Shares covered by this Statement; and (ii) the Reporting Persons (other than Clal) that they are the beneficial owners of any of the Ordinary Shares covered by this Statement (other than IDB Development's ownership of the PBC Shares and Ms. Manor's ownership of the Lubinski and Euroman Shares).

        Except as set forth above, see items 5-11 of the cover pages hereto for beneficial ownership, percentage of class and dispositive power of the Reporting Persons, which are incorporated herein.

        It should be noted that, to the Reporting Persons' knowledge:

1.
Following court proceedings conducted in 2013 against IDB Holding by holders of its debt securities, the Israeli court approved, with effect as of January 5, 2014, a creditors' arrangement, the implementation of which will result in IDB Development ceasing to be controlled by IDB Holding, Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, and becoming controlled by Mr. Eduardo Elsztain and Mr. Mordechy Maurice Ben-Moshe. Additionally, on January 7, 2014, Ruth Manor ceased to have any interests in, and to participate in the control of, IDB Holding.

2.
On August 20, 2013, IDB Development entered into a Share Purchase Agreement (the "JT SPA") and a Shareholders Agreement with JT Capital Management Limited ("JT"), whereby it agreed, among others, to sell to JT (or its designated purchaser) shares of Clal Insurance representing approximately 32% of the outstanding shares of Clal Insurance and to coordinate with JT the vote of IDB Development's remaining shares in Clal Insurance (representing approximately 23% of the outstanding shares of Clal Insurance). JT informed IDB Development that (i) the actual purchaser will be JT Capital Fund Pte, an organization incorporated in Singapore ("Purchaser"), owned wholly and indirectly, through JT, by Mr. Li Haifeng, a businessperson from Hong Kong, and (ii) the group of investors in the Purchaser comprises Mr. Haifeng (approximately 12.5%); New Times Trust Co. (approximately 71%), a financial organization incorporated in China and supervised by China’s regulatory institution for banking; and Rongtong Fund Management Ltd (approximately 16.5%), an organization incorporated in China, operating in investments and management of assets, supervised by China’s regulatory body for securities. The closing of the transaction is subject to various conditions, including regulatory approvals.

3.
On August 21, 2013, the Israeli Supervisor of Capital Markets, Insurance and Savings (the "Supervisor of Insurance") appointed Mr. Moshe Terry (the "Trustee") to hold as trustee IDB Development's means of control in Clal (i.e., 51% of its shares of Clal). The Trustee was empowered to hold such shares of Clal and was instructed, among other things, to act in furtherance of the sale of the shares in accordance with the JT SPA. The trustee is subject to the instructions of the Supervisor of Insurance.

Page 10 of 12 pages

Item 5.	Ownership of 5 Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Page 11 of 12 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2014

CLAL INSURANCE ENTERPRISES HOLDINGS LTD.
IDB DEVELOPMENT CORPORATION LTD.
IDB HOLDING CORPORATION LTD.
NOCHI DANKNER
SHELLY BERGMAN
RUTH MANOR
AVRAHAM LIVNAT

BY: CLAL INSURANCE ENTERPRISES HOLDINGS LTD.

BY:  /s/ Moshe Ernest         /s/ Ronit Zalman Malach
Moshe Ernest and Ronit Zalman Malach, authorized signatories of CLAL INSURANCE ENTERPRISES HOLDINGS LTD., for itself and on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd., Nochi Dankner, Shelly Bergman, Ruth Manor and Avraham Livnat, pursuant to an agreement annexed as Exhibit 1 to the Schedule 13G filed on October 28, 2013.

Page 12 of 12 pages